Exhibit 3.1

AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ARISZ ACQUISITION CORP.

February 5, 2024

Arisz Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Arisz Acquisition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 21, 2021.

2. An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 23, 2021 (the “First Amended and Restated Certificate of Incorporation”).

3. An Amendment to the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on May 12, 2023 (the “Second Amended and Restated Certificate of Incorporation”).

4. This Amendment to the Second Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

5. The text of Article SIXTH (E) is hereby amended and restated to read in full as follows:

“E. In the event that the Corporation does not consummate a Business Combination by (x) 12 months from the consummation of the IPO, (y) up to 18 months from the consummation of the IPO if the Corporation elects to extend the amount of time to complete a Business Combination in accordance with the terms of the Investment Management Trust Agreement between the Corporation and Continental Stock Transfer & Trust Company (the “Trust Agreement”) or (z) up to November 22, 2024, provided that, pursuant to the terms hereof and the Corporation’s amended Trust Agreement, the Corporation deposits into the Trust Account the amount of $120,000 for each month extended, in the Corporation’s sole discretion whether to exercise one or more extensions (in any case, such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Fund plus any pro rata interest earned on the funds held in the Trust Fund and not previously released to the Corporation or necessary to pay its taxes divided by the total number of IPO Shares then outstanding.”

6. This Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by the vote of shareholders holding the requisite number of shares required pursuant to the Amended and Restated Certificate of Incorporation at a duly held shareholder meeting.

IN WITNESS WHEREOF, Arisz Acquisition Corp. has caused this Amendment to the Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

Arisz Acquisition Corp.

By:	/s/ Fang Hindle-Yang
Name:	Fang Hindle-Yang
Title:	Chief Executive Officer